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APPENDIX 2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2001

PEACE ARCH ENTERTAINMENT GROUP INC. (Translation of Registrant's name into English)
#500, 56 East 2nd Avenue, Vancouver, B.C., Canada, V5T 1B1 (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F /x/                   Form 40-F / /]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /                   No /x/

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            )]

[PEACE ARCH LOGO]

October 19, 2001
FOR IMMEDIATE RELEASE

PEACE ARCH REALIZES GAIN FROM PLANNED SALE
OF NON-CORE REAL ESTATE

    VANCOUVER, British Columbia—Peace Arch Entertainment Group Inc. (AMEX: "PAE"; TSE: "PAE.A", "PAE.B"), a leading independent television production company in Canada, today announced that it has sold one of its non-core real estate assets. This represents the second property sale by the Company since 1999, when it commenced its strategy to divest itself of non-core real estate assets. The Company realized gross proceeds of $2,400,000 in the deal and net cash proceeds of $1,462,838.

    "Consistent with our business plan, we have now completed the sale of the second of three real estate assets scheduled for disposition," stated Juliet Jones, Chief Executive Officer of Peace Arch. "We sold the first property in September 1999, also at a profit, and we are currently evaluating an offer on the third property."

    Peace Arch has applied the full amount of the net cash proceeds from this transaction to retire a portion of its subordinated debt prior to its maturity date. Total repayments on this debt to date exceed 25% of the subordinated debt principal outstanding.

    Peace Arch is one of the largest and most established independent production companies in Canada and was recently listed in Profit 100 as one of Canada's fastest growing companies for 2001. Currently, Peace Arch is producing its second season of the hit television series Life's Animal Miracles and is in post-production of a new teen comedy series, Sausage Factory, for MTV (U.S.) and Nelvana (Canada).

    Peace Arch is also pleased to announce that its programming has earned three Gemini nominations this year. The Company's sci-fi drama series First Wave received a nomination for Best Performance by an Actor in a Featured Supporting Role in a Dramatic Series (Rob LaBelle). Big Sound, Peace Arch's hit comedy series, garnered two nominations—Best Production Design in a Non-Dramatic Program/Series (Ricardo Spinace) and Best Direction in Comedy Program/Series (David Steinberg). The Gemini's are awarded annually by the Academy of Canadian Cinema and Television and celebrate excellence in Canadian English-language television.

    Peace Arch Entertainment Group Inc., headquartered in Vancouver, British Columbia, creates, develops, produces and distributes proprietary television programming for worldwide markets. Additional information on its award-winning television series, documentaries and feature films can be found on the Company's website at www.peacearch.com.

    This press release includes statements that may constitute forward-looking statements, usually containing the words "believe", "estimate","project", "expect", or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission.

By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

For additional information, please contact: Carole Appleby, Media Relations Peace Arch Entertainment Group Inc. Tel: (604) 681-9308 / Email: cappleby@peacearch.com	RJ Falkner & Company, Inc. Investor Relations Counsel Tel: (800) 377-9893 / Email: info@rjfalkner.com

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc. (Registrant)
Date: October 19, 2001	By:	/s/ JULIET JONES (Signature) Juliet Jones, CEO
*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.  Rule as to Use of Form 6-K,

    This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.  Information and Document required to be Furnished,

    Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was—ade public by that exchange, or (iii) distributes or is required to distribute to its security holders.

    The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

    This report is required to be furnished promptly after the material contained in the report is made public as described above. The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

    If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.  Preparation and Filing of Report

    This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission. At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act. At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed. Unsigned copies shall be conformed.

D.  Translations of Papers and Documents into English

    Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)]. Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

    Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

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PEACE ARCH REALIZES GAIN FROM PLANNED SALE OF NON-CORE REAL ESTATE
SIGNATURES